Graphite Corporation
1031 Railroad St., Suite 102A
Elko, Nevada
89801

September 10, 2014

VIA ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dean Brazier, Lilyanna Peyser and Mara Ransom

Re: Graphite Corp., Current Report on Form 8-K
Filed August 13, 2014
File No. 000-54336

Dear Mr. Brazier, Ms. Peyser and Ms. Ransom:

For the reasons set forth below, I believe that your comment does not apply to the facts and circumstances of Graphite Corporation (“GC”) and therefore an amendment to its current report on Form 8-K filed on August 13, 2014 (the “8-K”) is not required.

On August 11, 2014, I became the new chief executive officer of GC. The report on Form 10-Q for the quarter ended June 30, 2014 (“10-Q”) and the report on Form 10-K for the fiscal year ended December 31, 2014 (“10-K”) were prepared and filed by previous management without any input from me or the current staff and counsel of GC.

Conclusion

Securities Act Rule 405 and Exchange Act Rule 12b-2 define a shell company as a company, other than an asset-backed issuer, with no or nominal operations; and either:

• no or nominal assets;
• assets consisting of cash and cash equivalents; or
• assets consisting of any amount of cash and cash equivalents and nominal other assets.

As such, the shell company test depends on both “no or nominal operations” and no or nominal assets (or a combination of cash, cash equivalents and nominal other assets). In my opinion, GC does not constitute a shell company because it has had real operations since 2010 (when, as described below, it announced the change of shell company status in a registration statement on Form S-1 containing Form 10 disclosure and a current report on Form 8-K) and real assets in the form of mineral property leases. Even if you take the view that GC’s real assets were, in fact, only nominal assets (insofar as they were impaired from an accounting perspective and, thus, written down to zero), GC still had real operations. Consequently, since the definition of shell company requires both “no or nominal operations” and “no or nominal assets”, GC does not fall into the definition of a shell company.

I acknowledge that GC was until 2010 a shell company, but changed its status in 2010 by filing Form 10 disclosure in its registration statement on Form S-1 and a “super” 8-K disclosing the change in shell company status and incorporating by reference the Form 10 disclosure.

Analysis

Report on Form 10-Q for the quarter ended June 30, 2014

While I acknowledge that the 10-Q contains the statement “To-date the Company has no operations” under the heading “Going Concern” in the Management, Discussion and Analysis of Financial condition and Results of Operation section of the 10-Q, I believe that this is inaccurate and resulted from a poor choice of words. In fact, the disclosure later on in the 10-Q that starts with the heading “Plan of Operation” demonstrates clearly that GQ had operations and mineral property assets during the quarter and in periods previous thereto. Among other things, such operations included mineral exploration work, including claim staking, sample taking and assay work. Note 5 to the financial statements in the 10-Q discloses assets consisting of the Carr and Cahaba Forest Management Leases and the Crystal Project Minerals lease. I believe that the foregoing is sufficient to show that GC was conducting operations in respect of its mining properties and that such mining properties constituted real (as opposed to nominal) assets of the company. See below for my explanation on why GC’s assets were not nominal.

Report on Form 10-K for the fiscal year ended December 31, 2013 (“10-Q”)

The language used in the 10-K is slightly better than the 10-Q language insofar as the 10-K states that the company had “minimal” operations. However, from the other disclosure in the 10-K, it is clear that GC conducted substantial operations in fiscal 2013 and, in this connection, among other things, incurred $115,112 in mineral claims and exploration expenses. See Item 7 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 16. See also “Plan of Operation” on page 10, which discloses the Crystal Project Minerals lease and the activities and operations carried out (and planned to be carried out) in respect thereof.

GC was formerly a shell company, but on September 21, 2010 filed a registration statement on Form S-1 containing Form 10 disclosure that was subsequently incorporated by reference in a current report on Form 8-K announcing its change in shell status under Item 5.06

I acknowledge that GC was formerly a shell company. However, as mentioned in GC’s Report on Form 10-QA for the quarter ended September 30, 2010 (a copy of which is attached), GC filed a registration statement on Form S-1 that contained Form 10 disclosure. GC subsequently incorporated such Form 10 disclosure by reference in its current report on form 8-K (dated September 21, 2010) announcing its change in shell status under Item 5.06. I have excerpted the relevant disclosure from GC’s quarterly report on Form 10-QA below:

“Quarterly Developments

On July 27, 2010 we staked four mining claims, the MDZ Lode Claims, on mineral properties in the Oatman mining district in Mohave County, Arizona (collectively referred to hereinafter as the "Claims"). Since that date, our operations have been primarily limited to organizing and restructuring our Company to include a new business plan based on the exploration of our newly acquired mineral claims. We are now an exploration stage corporation engaged in the search of mineral deposits or reserves, which are not in either the development or production stage.

On August 19, 2010, we filed an Amended and Restated Articles of Incorporation with the Nevada Secretary of State changing our name to First Resources Corp. and increasing the aggregate number of authorized shares from 50,000,000 consisting of 50,000,000 shares of common stock and 0 shares of preferred stock to 310,000,000 consisting of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock. The company received approval to file the Amended Articles from holders of 91.2% of the issued and outstanding common stock of the Company.

On September 10, 2010, the Company entered into a Consulting Agreement with Steven Radvak (Mr. Radvak”) whereby Mr. Radvak would serve as the Company’s Vice President of Exploration for one year in exchange for Mr. Radvak receiving a one-time fully-paid issuance of 100,000 restricted shares of the Company’s common stock. As a result of the Company’s change in business direction and acquisition of mining claims, the Company no longer believes it is a “shell” as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. Accordingly on September 21, 2010 the Company filed a Registration Statement on Form S-1 setting forth its new business direction, which provided Form 10 type disclosures and was incorporated by reference into the Company’s Current Report on Form 8-K, announcing its change in shell status under Item 5.06.”

As I understand the company’s history and current status, until September 2010, GC was a shell company as defined in Rule 405 of the Securities Act, as amended, and Rule 12b-2 of the Exchange Act, as amended. At such time, GC changed its business direction and acquired mineral assets, which it has been developing or trying to develop since such time. Since such time, however, GC has never ceased operations (i.e., actively trying to develop its mineral properties). It is true that in its 10-Q GC reported cash assets of $263. However, it also reported impairment of its mineral properties in the amount of $375,831 (since inception). This means that GC’s nominal cash assets is attributable to the impairment (which is an accounting write-down of the assets) and not to the fact that GC had no assets other than $263 in cash. In fact, as disclosed, GC had a considerable number of mineral property assets.

Advanced Graphene Ltd.

Advanced Graphene Ltd. (“AGL”) is a privately-held Israeli company that has licensed a graphene production technology from Ben Gurion University. As disclosed in the 10-Q, GC acquired a 100% ownership stake in AGL. The plan going forward is for GC to commercialize this production technology and invest in and develop other graphene and new materials-related technologies. Eventually, GC intends to change its name to Advanced Graphene Corporation. We will make the appropriate filings at the relevant time.

In light of the foregoing, I do not believe that GC was a shell company prior to the reported transaction. Instead, I believe that GC changed its shell company status in September 2010 and ever since then has had continuous operations and mineral property assets.

I remain at your disposal for further discussion of this matter at your convenience.

I can be reached on mfradom@gmail.com or on +972 52 798 0831.

Yours truly,

Mark Radom
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
Amendment No. 2

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2010

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from ______ to _______

Commission File Number 333-148719

FIRST RESOURCES CORP.
(Name of small business issuer in its charter)

Nevada	26-0641585
(State of incorporation)	(I.R.S. Employer Identification No.)

3065 Beyer Blvd. B103-1
San Diego, CA 92154
(Address of principal executive offices)

(858) 461-3544
(Registrant’s telephone number)

with a copy to:
Carrillo, Huettel & Zouvas, LLP
3033 Fifth Ave. Suite 400
San Diego, CA 92103
Telephone (619) 546-6100
Facsimile (619) 546-6060

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No (Not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of November 22, 2010, there were 12,700,000 shares of the registrant’s $0.0001 par value common stock issued and outstanding.

FIRST RESOURCES CORP.*

Special Note Regarding Forward-Looking Statements

Information included in this Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). This information may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Resources Corp. (the “Company”), to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. These forward-looking statements are based on assumptions that may be incorrect, and there can be no assurance that these projections included in these forward-looking statements will come to pass. Actual results of the Company could differ materially from those expressed or implied by the forward-looking statements as a result of various factors. Except as required by applicable laws, the Company has no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

*Please note that throughout this Quarterly Report, and unless otherwise noted, the words "we," "our," "us," the "Company," or "First Resources" refers to First Resources Corp.

PART I: FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

FIRST RESOURCES CORP.
(Formerly Medzed, Inc.)
(An Exploration Stage Company)
Balance Sheets
(Unaudited)

	September 30	December 31,
	2010	2009
ASSETS
CURRENT ASSETS

Cash	$225	$1,004

Total Current Assets	225	1,004

TOTAL ASSETS	$225	$1,004

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$2,700	$4,690
Related party payable	16,898	14,288

Total Current Liabilities	19,598	18,978

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock: $0.0001 par value, 300,000,000 shares
authorized, 12,700,000 and 2,500,000 issued and
outstanding, respectively	1,270	250
Additional paid-in capital	1,295,756	55,326
Deficit accumulated during the exploration stage	(1,316,399)	(73,550)

Total Stockholders' Equity (Deficit)	(19,373)	(17,974)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$225	$1,004

The accompanying notes are an integral part of these financial statements.

FIRST RESOURCES CORP.
(Formerly Medzed, Inc.)
(An exploration Stage Company)
Statements of Operations
(Unaudited)

					From Inception
	For the	For the	For the	For the	on August 3,
	Nine Months	Nine Months	Three Months	Three Months	2007 Through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010

REVENUES	$-	$-	$-	$-	$-

EXPENSES

Stock base compensation	1,215,000	-	340,000	-	1,215,000
Mineral claims	3,000	-	3,000	-	3,000
General and administrative	24,849	14,130	9,374	5,159	98,399

Total Expenses	1,242,849	14,130	352,374	5,159	1,316,399

LOSS FROM OPERATIONS	(1,242,849)	(14,130)	(352,374)	(5,159)	(1,316,399)

Income tax expense	-	-	-	-	-

NET LOSS	$(1,242,849)	$(14,130)	$(352,374)	$(5,159)	$(1,316,399)

BASIC LOSS PER SHARE	$(0.16)	$(0.00)	$(0.04)	$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING	7,644,322	2,500,000	8,335,897	2,500,000

The accompanying notes are an integral part of these financial statements.

FIRST RESOURCES CORP.
(Formerly Medzed, Inc.)
(An exploration Stage Company)
Statements of Stockholders' Equity (Deficit)
(Unaudited)

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Exploration	Stockholders'
	Shares	Amount	Capital	Stage	Equity

Balance at inception, August 3, 2007	-	$-	$-	$-	$-

Common stock issued for cash per share	1,500,000	150	14,850	-	15,000

Net loss from inception on August 3, 2007 through December 31, 2007	-	-	-	(19,589)	(19,589)

Balance, December 31, 2007	1,500,000	150	14,850	(19,589)	(4,589)

Common stock issued for cash	1,000,000	100	39,900	-	40,000

Net loss for the year ended December 31, 2008	-	-	-	(34,552)	(34,552)

Balance, December 31, 2008	2,500,000	250	54,750	(54,141)	859

Imputed interest			576		576

Net loss for the year ended December 31, 2009	-	-	-	(19,409)	(19,409)

Balance, December 31, 2009	2,500,000	250	55,326	(73,550)	(17,974)

Shares issued to President for cash	10,000,000	1,000	899,000	-	900,000

Stock issued for services	200,000	20	339,980	-	340,000

Imputed interest	-	-	1,450	-	1,450

Net loss for the nine months September 30, 2010	-	-	-	(1,242,849)	(1,242,849)

Balance, September 30, 2010	12,700,000	$1,270	$1,295,756	$(1,316,399)	$(19,373)

The accompanying notes are an integral part of these financial statements.

FIRST RESOURCES CORP.
(Formerly Medzed, Inc.)
(An Exploration Stage Company)
Statements of Cash Flows
(Unaudited)

			From Inception
	For the	For the	on August 3,
	Nine Months	Nine Months	2007 Through
	September 30	September 30	September 30
	2010	2009	2010

OPERATING ACTIVITIES

Net loss	$(1,242,849)	$(14,130)	$(1,316,399)
Non cash item -
Stock based compensation	1,215,000	-	1,215,000
Adjustments to reconcile net loss to net cash used by operating activities:
Imputed interest on shareholder loan	1,450	-	2,026
Changes in operating assets and liabilities
Increase (decrease) in accounts payable	(1,990)	6,190	2,700

Net Cash Used in Operating Activities	(28,389)	(7,940)	(96,673)

INVESTING ACTIVITY	-	-	-

FINANCING ACTIVITIES

Proceeds from related party loans	2,610	3,606	16,898
Common stock issued for cash	25,000	-	80,000

Net Cash Provided by Financing Activities	27,610	3,606	96,898

NET DECREASE IN CASH	(779)	(4,334)	225

CASH AT BEGINNING OF PERIOD	1,004	4,542	-

CASH AT END OF PERIOD	$225	$208	$225

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$-	$-	$-
Income Taxes	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

FIRST RESOURCES CORP.
(Formerly Medzed, Inc.)
(A Exploration Stage Company)
Notes to Financial Statements
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

First Resources Corp. (formerly Medzed, Inc.) (the “Company”) was organized on August 3, 2007, under the laws of the State of Nevada to engage in any lawful activity. The Company intends engage in the exploration of certain mineral interests in the state of Arizona. The Company is in the exploration stage.

On August 19, 2010, the Company filed Amended and Restated Articles of Incorporation with the Nevada Secretary of State. As a result of the Amendment the Registrant, among other things, has: (i) changed its name to “First Resources Corp.;” and, (ii) increased the aggregate number of authorized shares to 310,000,000 shares, consisting of 300,000,000 shares of Common Stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

NOTE 2 – GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying unaudited interim financial statements of First Resources Corp., have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in First Resources Corp.'s Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2009 as reported in the form 10-K have been omitted.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As of September 30, 2010 and December 31, 2009, the Company had no cash equivalents.

Basic and Diluted Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings Per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted ASC 740, Income Taxes, as of its inception. Pursuant to ASC 740, the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2009 and 2008, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Financial Instruments

ASC 820, “Fair Value Measurements” and ASC 825, Financial Instruments, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accounts payable, and amounts due to related parties. Pursuant to ASC 820 and ASC 825, the fair value of our cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Recently Adopted Accounting Pronouncements

In May 2009, FASB issued ASC 855, Subsequent Events, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s financial statements.

In June 2009, the FASB issued guidance now codified as ASC 105, Generally Accepted Accounting Principles as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company’s financial statements, but did eliminate all references to pre-codification standards.

In August 2009, FASB issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value on a recurring basis. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This standard is effective for the Company on October 1, 2009. The adoption of this amendment did not have a material effect on the Company’s financial statements.

In October 2009, FASB issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminated the use of the residual method for allocating arrangement considerations and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend. This standard is effective for interim and annual periods ending on or after December 15, 2009 and is to be applied on a retrospective basis. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

NOTE 4 – RELATED PARTY PAYABLES

As of September 30, 2010 and December 31, 2009, the Company has received cash advances from shareholder related party of $16,898 and $14,288. The advances are non interest bearing, unsecured and due upon demand. Imputed interest in the amount of $1,450 and $576 is included in additional paid in capital for the periods ended September 30, 2010 and December 31, 2009.

NOTE 5 – STOCKHOLDERS’ EQUITY

During the year ended December 31, 2008, the Company issued 1,000,000 shares of its par value $0.0001 common stock for cash at $0.04 per share.

During the year ended December 31, 2007, the Company issued 1,500,000 shares of its par value $0.0001 common stock for cash at $0.01 per share.

During the period ended June 30, 2010, the Company issued to the President of the Company, 10,000,000 shares of its par value $0.0001 common stock for cash at $0.0025 per share. Stock based compensation in the amount of $875,000 was recorded because the Company issued the stock to a related party. The stock based compensation on the issuance to a related party was based on the quoted trading value of the shares on the date of issuance being $0.09 per share.

During the period ended September 30, 2010, the Company issued 200,000 shares of its par value $0.0001 common stock for services valued at $340,000 based on the quoted trading value of the shares on the date of issuance being $1.70 per share.

A total of 12,700,000 shares of common stock were issued and outstanding at September 30, 2010.

NOTE 6 – INCOME TAXES

The Company has a net operating loss carry forward of $100,525 available to offset taxable income in future years which commence expiring in fiscal 2027.

The Company is subject to United States federal and state income taxes at an approximate rate of 34%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax expense as reported is as follows:

	Nine Months Ended September 30, 2010 $	Nine Months Ended September 30, 2009 $

Income tax recovery at statutory rate	8,955	4,804

Valuation allowance change	(8,955)	(4,804)

Provision for income taxes	–	–

The significant components of deferred income tax assets and liabilities at September 30, 2010 and December 31, 2009 are as follows:

	September 30, 2010 $	December 31, 2009 $

Net operating loss carried forward	34,158	25,007

Valuation allowance	(34,158)	(25,007)

Net deferred income tax asset	–	–

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, we have evaluated subsequent events through the date of issuance of the financial statements, and did not have any material recognizable subsequent events.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis or Plan of Operation (MD&A) contains forward-looking statements that involve known and unknown risks, significant uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, or implied, by those forward-looking statements. You can identify forward-looking statements by the use of the words may, will, should, could, expects, plans, anticipates, believes, estimates, predicts, intends, potential, proposed, or continue or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risk factors outlined below. These factors may cause our actual results to differ materially from any forward-looking statements. Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Results of Operations

We have not generated any revenue to date. Expenses for the three and nine months ended September 30, 2010 amounted to $352,374 and $1,249,849, as compared to $5,159 and $14,130 for the three and nine months ended September 30, 2009. Our net loss for the three and nine months ended September 30, 2010 amounted to $352,374 and $1,249,849, as compared to $5,159 and $14,130 for the three and nine months ended September 30, 2009, and the basic loss per share was $0.00 and $0.00 respectively.

The $1,228,719 increase in expenses from the nine months ended September 30, 2009 to nine months ended September 30, 2010 was a result of the stock based compensation resulting from the issuance of stock to an officer and director at below the trading price.

The $347,215 increase in expenses from the three months ended September 30, 2009 to nine months ended September 30, 2010 was a result of the stock based compensation resulting from the issuance of stock to an officer and director at below the trading price.

Liquidity and Capital Resources

Our balance sheet as of September 30, 2010 reflects cash in the amount of $225. Cash from inception to date has been insufficient to provide the operating capital necessary to operate the company and therefore the Company has found additional funding through a loan from a related party.

Notwithstanding, we anticipate generating losses and therefore we may be unable to continue operations in the future. If we require additional capital, we would have to issue debt or equity or enter into a strategic arrangement with a third party. There can be no assurance that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.

Cash Requirements

Our cash on hand as of September 30, 2010 is $225. We do not have sufficient cash on hand to pay the costs of our operations as projected to twelve (12) months or less or to fund our operations for that same period of time. We will require additional financing in order to proceed with some or all of our goals as projected over the next twelve (12) months. We presently do not have any arrangements for additional financing, and no potential lines of credit or sources of financing are currently available for the purpose of proceeding with any of our goals projected over the next twelve (12) months and beyond.

Any additional growth of the Company will require additional cash infusions. We may face expenses or other circumstances such that we will have additional financing requirements. In such event, the amount of additional capital we may need to raise will depend on a number of factors. These factors primarily include the extent to which we can achieve revenue growth, the profitability of such revenues, operating expenses, research and development expenses, and capital expenditures.

The Company does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC. It is in the compelling interest of this Registrant to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its eligibility for the OTCBB.

The failure to secure any necessary outside funding could have an adverse affect on our development and results therefrom and a corresponding negative impact on shareholder liquidity.

Quarterly Developments

On July 27, 2010 we staked four mining claims, the MDZ Lode Claims, on mineral properties in the Oatman mining district in Mohave County, Arizona (collectively referred to hereinafter as the "Claims"). Since that date, our operations have been primarily limited to organizing and restructuring our Company to include a new business plan based on the exploration of our newly acquired mineral claims. We are now an exploration stage corporation engaged in the search of mineral deposits or reserves, which are not in either the development or production stage.

On August 19, 2010, we filed an Amended and Restated Articles of Incorporation with the Nevada Secretary of State changing our name to First Resources Corp. and increasing the aggregate number of authorized shares from 50,000,000 consisting of 50,000,000 shares of common stock and 0 shares of preferred stock to 310,000,000 consisting of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock. The company received approval to file the Amended Articles from holders of 91.2% of the issued and outstanding common stock of the Company.

On September 10, 2010, the Company entered into a Consulting Agreement with Steven Radvak (Mr. Radvak”) whereby Mr. Radvak would serve as the Company’s Vice President of Exploration for one year in exchange for Mr. Radvak receiving a one-time fully-paid issuance of 100,000 restricted shares of the Company’s common stock.

As a result of the Company’s change in business direction and acquisition of mining claims, the Company no longer believes it is a “shell” as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. Accordingly on September 21, 2010 the Company filed a Registration Statement on Form S-1 setting forth its new business direction, which provided Form 10 type disclosures and was incorporated by reference into the Company’s Current Report on Form 8-K, announcing its change in shell status under Item 5.06.

Going Concern

We have not attained profitable operations and are dependent upon obtaining financing to pursue any extensive acquisitions and activities. For these reasons, our auditors stated in their report on our audited financial statements that they have substantial doubt that we will be able to continue as a going concern without further financing.

Future Financings

We will continue to rely on equity sales of our common shares in order to continue to fund our business operations. Issuances of additional shares will result in dilution to existing stockholders. There is no assurance that we will achieve any additional sales of the equity securities or arrange for debt or other financing to fund planned acquisitions and exploration activities.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Critical Accounting Policies

Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying unaudited interim financial statements of First Resources Corp., have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in First Resources Corp.'s Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2009 as reported in the form 10-K have been omitted.

Financial Instruments

ASC 820, “Fair Value Measurements” and ASC 825, Financial Instruments, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accounts payable, and amounts due to related parties. Pursuant to ASC 820 and ASC 825, the fair value of our cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Recent Accounting Standards

Recently Adopted Accounting Pronouncements

In May 2009, FASB issued ASC 855, Subsequent Events, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s financial statements.

In June 2009, the FASB issued guidance now codified as ASC 105, Generally Accepted Accounting Principles as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company’s financial statements, but did eliminate all references to pre-codification standards.

In August 2009, FASB issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value on a recurring basis. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This standard is effective for the Company on October 1, 2009. The adoption of this amendment did not have a material effect on the Company’s financial statements.

In October 2009, FASB issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminated the use of the residual method for allocating arrangement considerations and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend. This standard is effective for interim and annual periods ending on or after December 15, 2009 and is to be applied on a retrospective basis. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 4. CONTROLS AND PROCEDURES

Management’s Quarterly Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2010. Based on the evaluation of these disclosure controls and procedures, and in light of the material weaknesses found in our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective. Please refer to our Annual Report on Form 10-K as filed with the SEC on April 15, 2010, for a complete discussion relating to the foregoing evaluation of Disclosures and Procedures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of September 30, 2010, our internal control over financial reporting is not effective based on these criteria, due to material weaknesses resulting from not having an Audit Committee or financial expert on our Board of Directors and our failure to maintain appropriate cash controls. Please refer to our Annual Report on Form 10-K as filed with the SEC on April 15, 2010, for a complete discussion relating to the foregoing evaluation of our Internal Control over Financial Reporting.

Changes in Internal Control Over Financial Reporting

There were no changes in internal controls over financial reporting that occurred during the nine months ended September 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company is not required by current SEC rules to include, and does not include, an auditor's attestation report. The Company's registered public accounting firm has not attested to Management's reports on the Company's internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our director, officer or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

ITEM 1A. RISK FACTORS.

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

1. Quarterly Issuances:

On September 8, 2010, Alan Brown was issued 100,000 shares of its Common Stock, par value $0.0001 as consideration for his assistance with the staking of certain mining claims in the Oatman Mining District in Mohave County, Arizona. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On September 10, 2010, the Company entered into a Consulting Agreement (the “Consulting Agreement”) with Steven Radvak, (“Mr. Radvak”), an individual. Pursuant to the terms and conditions of the Consulting Agreement, Mr. Radvak shall serve as the Company’s Vice President of Exploration for an initial term of one (1) year. In exchange, Mr. Radvak shall receive a one-time fully-paid issuance of one hundred thousand (100,000) shares of the Company’s common stock.

2. Subsequent Issuances:

Subsequent to the quarter, we did not issue any unregistered securities other than as previously disclosed.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

ITEM 4. [REMOVED AND RESERVED]

ITEM 5. OTHER INFORMATION.

The following information was previously reported in our Current Report on Form 8-K filed on September 21, 2010:

ITEM 5.06 CHANGE IN SHELL COMPANY STATUS: On September 21, 2010, the Company filed a Registration Statement on Form S-1 setting forth the new direction of the Company’s business. Accordingly, the Company believes the acquisition of the mining claims and its new business direction remove the Company from “shell” status as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

ITEM 6. EXHIBITS

Exhibit Number	Description of Exhibit	Filing
3.1	Articles of Incorporation, as amended by the Certificate of Amendment	Filed with the SEC on January 17, 2008 as part of our Registration Statement on Form SB-2.
3.1a	Amended and Restated Articles of Incorporation	Filed with the SEC on September 3, 2010 as part of our Current Report on Form 8-K.
3.2	Bylaws	Filed with the SEC on January 17, 2008 as part of our Registration Statement on Form SB-2.
10.1	Consulting Agreement between the Company and Steven Radvak dated September 10, 2010.	Filed with the SEC on September 13, 2010 as part of our Current Report on Form 8-K.
31.01	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rule 13a-14	Filed herewith.
32.01	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST RESOURCES CORP.

Dated: April 26, 2011	By:	/s/ Gloria Ramirez-Martinez
Gloria Ramirez-Martinez
Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer

EXHIBIT 31.01

CERTIFICATION OF PRINCIPAL
EXECUTIVE OFFICER AND PRINCIPAL
FINANCIAL OFFICER PURSUANT TO RULE 13a-14

I, Gloria Ramirez-Martinez, certify that:

1.	I have reviewed this amended quarterly report on Form 10-Q/A of First Resources Corp.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have, for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 26, 2011	By:	/s/ Gloria Ramirez-Martinez
Gloria Ramirez-Martinez
	Its:	Chief Executive Officer & Chief Financial Officer

EXHIBIT 32.01

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Quarterly Report of First Resources Corp. (the “Company”) on Form 10-Q/A for the period ending September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gloria Ramirez-Martinez, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: April 26, 2011	By:	/s/ Gloria Ramirez-Martinez
Gloria Ramirez-Martinez
Chief Executive Officer and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.